Exhibit 99.1

So-Young Reports Unaudited First Quarter 2023 Financial Results

BEIJING, China, May 22, 2023 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Financial Highlights

•	Total revenues were RMB310.1 million (US$45.2 million1), an increase of 3.2% from RMB300.3 million in the same period of 2022, exceeding the high end of guidance.

•	Net loss attributable to So-Young International Inc. was RMB11.9 million (US$1.7 million), compared with net loss attributable to So-Young International Inc. of RMB66.8 million in the first quarter of 2022.

•	Non-GAAP net loss attributable to So-Young International Inc.[2] was RMB2.8 million (US$0.4 million), compared with non-GAAP net loss attributable to So-Young International Inc. of RMB48.3 million in the same period of 2022.

First Quarter 2023 Operational Highlights

•	Average mobile MAUs were 3.4 million, compared with 4.4 million in the first quarter of 2022.

•	Number of medical service providers subscribing to information services on So-Young’s platform were 1,419, compared with 1,891 in the first quarter of 2022.

•	Total number of users purchasing reservation services were 148.3 thousand while the aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB470.8 million.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “We kicked off 2023 with a strong financial performance as the effects of the pandemic recede and the gradual recovery of medical aesthetics industry gains momentum. Total revenues for the first quarter reached RMB310.1 million, a year-on-year increase of 3.2%, exceeding the high end of our previous guidance.”

“The market for medical aesthetics procedures began to gradually recover during the quarter. The pace of this recovery during the second quarter is picking up with marketing by medical institutions increasing sequentially when compared to the first quarter and transactions on our platform accelerating. So-Young Prime, our one-stop aesthetic service product, remains a top-priority for us in 2023 as we continue to make solid progress in expanding its reach and service offerings. As of March 31, 2023, we have partnered with over 130 medical institutions in more than 25 cities. In the near-term, our goal is to further expand So-Young Prime’s service network to solidify its position and strengthen its brand in the non-surgical medical aesthetic market nationwide.”

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.8676 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on March 31, 2023.

2 Non-GAAP net loss attributable to So-Young International Inc. is defined as net loss attributable to So-Young International Inc. excluding share-based compensation expenses attributable to So-Young International Inc. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Mr. Hui Zhao, Chief Financial Officer of So-Young, added, “The investments we made in our infrastructure capacity and service expansion during the challenging operating environment last year are beginning to pay off as we begin the year on a solid footing and capitalize on the gradual recovery of the medical aesthetic industry. With the positive revenue growth, non-GAAP net loss attributable to So-Young International Inc. narrowed significantly, decreasing by 94.3% year-on-year to RMB2.8 million. Looking ahead, we will continue to carefully manage costs as we navigate this period of recovery and leverage our ample cash position to strategically invest in our future.”

First Quarter 2023 Financial Results

Revenues

Total revenues were RMB310.1 million (US$45.2 million), an increase of 3.2% from RMB300.3 million in the same period of 2022. The increase was primarily due to an increase from the sale of equipment and maintenance services and other services. The number of paying medical service providers on So-Young’s platform was 3,133 in the first quarter of 2023.

•	Information services and other revenues were RMB217.8 million (US$31.7 million), an increase of 9.2% from RMB199.5 million in the same period of 2022. The increase was primarily due to the increase of other revenues generated by So-Young Prime, which was launched in the third quarter of 2022.

•	Reservation services revenues were RMB29.7 million (US$4.3 million), a decrease of 29.9% from RMB42.4 million in the same period of 2022. The decrease was primarily due to the continued impact of COVID-19 on surgical transactions.

•	Sales of equipment and maintenance services revenues were RMB62.6 million (US$9.1 million), an increase of 7.0% from RMB58.5 million in the same period of 2022, primarily due to an increase in the amount of equipment sold.

Cost of Revenues

Cost of revenues were RMB113.7 million (US$16.6 million), an increase of 6.7% from RMB106.6 million in the first quarter of 2022. The increase was primarily due to investments made in service providers to enhance operational capacity and improve the quality of service performance. Cost of revenues included share-based compensation expenses of RMB0.8 million (US$0.1 million) during the first quarter of 2023, compared with RMB2.6 million in the corresponding period of 2022.

Operating Expenses

Total operating expenses were RMB229.8 million (US$33.5 million), a decrease of 15.4% from RMB271.5 million in the first quarter of 2022.

•	Sales and marketing expenses were RMB112.5 million (US$16.4 million), a decrease of 11.6% from RMB127.2 million in the first quarter of 2022. The decrease was primarily due to a decrease in expenses associated with branding and user acquisition activities. Sales and marketing expenses for the first quarter of 2023 included share-based compensation expenses of RMB1.5 million (US$0.2 million), compared with RMB3.4 million in the corresponding period of 2022.

•	General and administrative expenses were RMB61.5 million (US$9.0 million), a decrease of 5.9% from RMB65.4 million in the first quarter of 2022. The decrease was due to operational efficiency improvements. General and administrative expenses for the first quarter of 2023 included share-based compensation expenses of RMB6.0 million (US$0.9 million), compared with RMB7.9 million in the corresponding period of 2022.

•	Research and development expenses were RMB55.8 million (US$8.1 million), a decrease of 29.3% from RMB78.9 million in the first quarter of 2022. The decrease was primarily attributable to a decrease in payroll costs. Research and development expenses for the first quarter of 2023 included share-based compensation expenses of RMB0.9 million (US$0.1 million), compared with RMB4.6 million in the corresponding period of 2022.

Income Tax Benefits

Income tax benefits were RMB4.3 million (US$0.6 million), compared with income tax benefits RMB2.0 million in the same period of 2022.

Net (Loss)/Income Attributable to So-Young International Inc.

Net loss attributable to So-Young International Inc. was RMB11.9 million (US$1.7 million), compared with a net loss attributable to So-Young International Inc. of RMB66.8 million in the first quarter of 2022.

Non-GAAP Net (Loss)/Income Attributable to So-Young International Inc.

Non-GAAP net loss attributable to So-Young International Inc., which excludes the impact of share-based compensation expenses attributable to So-Young International Inc., was RMB2.8 million (US$0.4 million), compared with RMB48.3 million non-GAAP net loss attributable to So-Young International Inc. in the same period of 2022.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were RMB0.12 (US$0.02) and RMB0.12 (US$0.02), respectively, compared with basic and diluted loss per ADS attributable to ordinary shareholders of RMB0.62 and RMB0.62, respectively, in the same period of 2022.

Cash and Cash Equivalents, Restricted Cash and Term Deposits, Term Deposits and Short-Term Investments

As of March 31, 2023, cash and cash equivalents, restricted cash and term deposits, term deposits and short-term investments were RMB1,480.2 million (US$215.5 million), compared with RMB1,585.3 million as of December 31, 2022.

Business Outlook

For the second quarter of 2023, So-Young expects total revenues to be between RMB380.0 million (US$55.3 million) and RMB400.0 million (US$58.2 million), representing a 22.9% to 29.4% increase from the same period in 2022. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, as well as customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP (loss)/income from operations and non-GAAP net (loss)/income attributable to So-Young International Inc. by excluding share-based compensation expenses from (loss)/income from operations and net (loss)/income attributable to So-Young International Inc., respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future. All these are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young's management will hold an earnings conference call on Monday, May 22, 2023, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International: +1-412-902-4272

Mainland China: 4001-201203

US: +1-888-346-8982

Hong Kong: +852-301-84992

Passcode: So-Young International Inc.

A telephone replay will be available two hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, May 29, 2023. The dial-in details are:

International: +1-412-317-0088

US: +1-877-344-7529

Passcode: 6931995

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to So-Young’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian Xu

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	March 31,	March 31,
	2022	2023	2023
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	694,420	815,849	118,797
Restricted cash and term deposits	14,908	16,293	2,372
Trade receivables	36,006	41,157	5,993
Inventories, net	120,480	119,486	17,399
Receivables from online payment platforms	14,787	21,441	3,122
Amounts due from related parties	33,382	17,064	2,485
Term deposits and short-term investments	875,955	648,020	94,359
Prepayment and other current assets	126,889	127,647	18,587
Total current assets	1,916,827	1,806,957	263,114
Non-current assets:
Long-term investments	227,959	244,015	35,531
Intangible assets	169,280	163,110	23,751
Goodwill	540,693	540,693	78,731
Property and equipment, net	116,184	115,112	16,762
Deferred tax assets	64,739	64,990	9,463
Operating lease right-of-use assets	62,898	53,870	7,844
Other non-current assets	99,293	105,646	15,383
Total non-current assets	1,281,046	1,287,436	187,465
Total assets	3,197,873	3,094,393	450,579

Liabilities
Current liabilities:
Taxes payable	74,580	60,101	8,751
Contract liabilities	110,159	111,095	16,177
Salary and welfare payables	72,532	62,013	9,030
Amounts due to related parties	5,895	174	25
Accrued expenses and other current liabilities	224,589	233,768	34,042
Operating lease liabilities-current	50,285	50,833	7,402
Total current liabilities	538,040	517,984	75,427
Non-current liabilities:
Operating lease liabilities-non current	20,972	9,033	1,315
Deferred tax liabilities	30,993	29,154	4,245
Other non-current liabilities	—	2,038	297
Total non-current liabilities	51,965	40,225	5,857
Total liabilities	590,005	558,209	81,284

Shareholders’ equity
Treasury stock	(232,835)	(295,365)	(43,008)
Class A Ordinary shares (US$0.0005 par value; 750,000,000 shares authorized as of December 31, 2022 and March 31, 2023; 73,065,987 and 68,843,320 shares issued and outstanding as of December 31, 2022, 73,189,227 and 65,962,871 shares issued and outstanding as of March 31, 2023, respectively)	236	236	33
Class B Ordinary shares (US$0.0005 par value; 20,000,000 shares authorized as of December 31, 2022 and March 31, 2023; 12,000,000 shares issued and outstanding as of December 31, 2022 and March 31, 2023)	37	37	5
Additional paid-in capital	3,043,971	3,053,249	444,587
Statutory reserves	29,027	29,027	4,227
Accumulated deficit	(346,618)	(358,566)	(52,211)
Accumulated other comprehensive income/(loss)	4,107	(10,203)	(1,486)
Total So-Young International Inc. shareholders’ equity	2,497,925	2,418,415	352,147
Non-controlling interests	109,943	117,769	17,148
Total shareholders’ equity	2,607,868	2,536,184	369,295
Total liabilities and shareholders’ equity	3,197,873	3,094,393	450,579

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	RMB	US$
Revenues:
Information services and others	199,531	233,877	217,841	31,720
Reservation services	42,353	25,966	29,681	4,322
Sales of equipment and maintenance services	58,462	65,303	62,581	9,112
Total revenues	300,346	325,146	310,103	45,154
Cost of revenues	(106,583)	(88,202)	(113,721)	(16,559)
Gross profit	193,763	236,944	196,382	28,595
Operating expenses:
Sales and marketing expenses	(127,213)	(98,358)	(112,511)	(16,383)
General and administrative expenses	(65,392)	(73,175)	(61,514)	(8,957)
Research and development expenses	(78,934)	(41,066)	(55,793)	(8,124)
Total operating expenses	(271,539)	(212,599)	(229,818)	(33,464)
(Loss)/income from operations	(77,776)	24,345	(33,436)	(4,869)
Other income/(expenses):
Investment income	2,436	267	6,852	998
Interest income	3,199	10,276	11,927	1,737
Exchange gain	61	23	425	62
Share of losses of equity method investee	(1,069)	(6,215)	(3,171)	(462)
Others, net	3,956	646	2,025	295
(Loss)/income before tax	(69,193)	29,342	(15,378)	(2,239)
Income tax benefits	2,001	2,423	4,264	621
Net (loss)/income	(67,192)	31,765	(11,114)	(1,618)
Net loss/(income) attributable to noncontrolling interests	351	(492)	(834)	(121)
Net (loss)/income attributable to So-Young International Inc.	(66,841)	31,273	(11,948)	(1,739)

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	RMB	US$
Net (loss)/earnings per ordinary share
Net (loss)/earnings per ordinary share attributable to ordinary shareholder - basic	(0.81)	0.38	(0.15)	(0.02)
Net (loss)/earnings per ordinary share attributable to ordinary shareholder - diluted	(0.81)	0.38	(0.15)	(0.02)
Net (loss)/earnings per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	(0.62)	0.29	(0.12)	(0.02)
Net (loss)/earnings per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	(0.62)	0.29	(0.12)	(0.02)
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic*	82,079,975	82,925,288	79,850,312	79,850,312
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted*	82,079,975	83,083,826	79,850,312	79,850,312

Share-based compensation expenses included in:
Cost of revenues	(2,634)	(979)	(805)	(117)
Sales and marketing expenses	(3,436)	(439)	(1,494)	(218)
General and administrative expenses	(7,914)	(4,337)	(6,018)	(876)
Research and development expenses	(4,592)	(1,754)	(877)	(128)

*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	RMB	US$
GAAP (loss)/income from operations	(77,776)	24,345	(33,436)	(4,869)
Add back: Share-based compensation expenses	18,576	7,509	9,194	1,339
Non-GAAP (loss)/income from operations	(59,200)	31,854	(24,242)	(3,530)

GAAP net (loss)/income attributable to So-Young International Inc.	(66,841)	31,273	(11,948)	(1,739)
Add back: Share-based compensation expenses	18,576	7,509	9,194	1,339
Non-GAAP net (loss)/income attributable to So-Young International Inc.	(48,265)	38,782	(2,754)	(400)